Exhibit 12.1

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended July 31,	Year Ended April 30,
	2011	2011	2010	2009	2008	2007
Earnings before fixed charges:
Income before income taxes	166,826	717,164	730,753	396,065	254,788	241,004
Total fixed charges	21,237	90,563	84,351	75,560	50,617	30,423
Less: capitalized interest	(936)	(1,778)	(827)	(900)	(505)	(306)

Earnings available for fixed charges	187,127	805,949	814,277	470,725	304,900	271,121

Fixed charges:
Interest and other debt expense, net of capitalized interest	15,422	69,594	65,187	62,478	42,145	23,363
Capitalized interest	936	1,778	827	900	505	306
Estimated interest portion of rent expense	4,879	19,191	18,337	12,182	7,967	6,754

Total fixed charges	21,237	90,563	84,351	75,560	50,617	30,423

Ratio of earnings to fixed charges	8.8	8.9	9.7	6.2	6.0	8.9

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.